Windstream Corporation

4000 Rodney Parham Road

Little Rock, AR 72212

December 22, 2009

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Windstream Corporation
Registration Statement on Form S-4
Filed December 3, 2009
File No. 333-163477

Dear Mr. Spirgel:

This letter responds to your letter dated December 17, 2009, wherein you make comments to the above-captioned registration statement on Form S-4 (the “Registration Statement”) filed by Windstream Corporation (“Windstream”) on December 3, 2009, relating to the merger of NuVox, Inc. (“NuVox”) into a wholly-owned subsidiary of Windstream (the “Merger”). In addition to responding to your letter, this letter more specifically addresses the issues raised and questions posed in our telephone conference on Friday, December 18, 2009. For your convenience, Windstream has restated the comment in your letter in its entirety below, immediately followed by Windstream’s response.

STAFF COMMENT

General

1.	We note your disclosure that certain NuVox stockholders representing more than 62% of NuVox’s outstanding common stock have entered into a consent agreement with Windstream Corporation. We also note that additional stockholders, representing approximately an additional 23% of NuVox’s outstanding common stock, will be “dragged along” pursuant to provisions under a previous stockholders’ agreement. Finally, we note that NuVox will not be soliciting proxies or consents from NuVox stockholders.

Please provide an analysis as to why the offering and sale of shares to NuVox stockholders may be properly registered on Form S-4. Provide additional details for us with respect to the characteristics of the NuVox stockholders who have signed the stockholders’ agreement and will be subject to “drag along” provisions in the stockholders’ agreement. In addition, please provide additional information with respect to the NuVox stockholders whose consent you will not solicit. In your response, please describe how registration of the issuance of the shares is appropriate given the number and characteristics of the stockholders whose consent has been locked up and the fact that NuVox is not soliciting consents or

Mr. Larry Spirgel

United States Securities and Exchange Commission

December 22, 2009

proxies from additional stockholders. See Item 225.10 in our Securities Act Forms Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

WINDSTREAM’S RESPONSE

We believe the circumstances underlying the Merger are distinguishable from the factual situation described in Securities Act Forms Compliance and Disclosure Interpretation 225.10 (“C&DI 225.10”). Consequently, with respect to the Merger, we believe that registration of the Windstream common stock on the Registration Statement is appropriate.

On November 2, 2009, as a condition to signing the merger agreement, Windstream and certain NuVox stockholders entered into a consent agreement (the “Consent Agreement”) relating to approval of the Merger. Each of the NuVox stockholders party thereto (the “Consenting Stockholders”) are financially-sophisticated institutional investors who each hold 5% or more of NuVox’s issued and outstanding common stock. The Consent Agreement seeks the commitment of the Consenting Stockholders to approve the Merger, but it is not a traditional “lock-up agreement.” Whereas a traditional lock-up agreement simultaneously creates the legal obligation to approve the contemplated transaction upon execution of such agreement, pursuant to the terms of the Consent Agreement, the Consenting Stockholders are not legally obligated to consent to the Merger until after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”). In fact, no written consents to the Merger will be delivered until after an information statement/prospectus under cover of the Registration Statement is delivered to each NuVox stockholder, including the Consenting Stockholders. As the Consenting Stockholders are not legally obligated to, and will not, deliver written consents until after these events occur, we believe that no offer or sale of Windstream stock can be deemed to have occurred at any time prior to the effective registration of the Windstream common stock to be issued in the Merger.

Pursuant to the Third Amended and Restated Stockholders’ Agreement, dated May 31, 2007 (the “Stockholders’ Agreement”), among NuVox and certain of its stockholders holding approximately 85% of NuVox’s issued and outstanding common stock (the “Drag-Along Stockholders”), the Drag-Along Stockholders agreed that if any group of NuVox stockholders owning more that 62% of the issued and outstanding shares of NuVox common stock desire to sell 100% of the company’s outstanding common stock, then the Drag-Along Stockholders are obligated to sell their NuVox common stock for the same per share consideration and on the same terms and conditions. This drag-along provision will be triggered when the Consenting Stockholders, who own approximately 65% of NuVox’s outstanding common stock, deliver their written consent pursuant to the Consent Agreement. Drag-along provisions, such as the one in the Stockholders’ Agreement, are commonplace in stockholders’ agreements between privately-held companies and its stockholders. The general purpose of such a provision is to protect the interests of holders of a majority of the company’s outstanding common stock in the event that a favorable merger or acquisition is proposed and approved by a certain, predetermined number of stockholders, usually a majority or supermajority. The parties to the Stockholders’ Agreement adopted its drag-along provision for substantially similar reasons.

Mr. Larry Spirgel

United States Securities and Exchange Commission

December 22, 2009

The Stockholders’ Agreement, including its drag-along provision, was executed and adopted by the Drag-Along Stockholders long before (i.e., approximately two years before) the Merger was conceived. The Stockholders’ Agreement was executed on May 31, 2007. As discussed in the “Background of the Merger” section of the Registration Statement, Windstream, through its financial advisor, anonymously made first contact with NuVox concerning a potential business transaction between the companies on May 14, 2009, a date just shy of the two-year anniversary of the execution of the Stockholders’ Agreement. We believe these dates evidence that the Stockholders’ Agreement and its drag-along provision were neither executed in contemplation of the Merger nor with any desire or intention to subvert the registration requirements or proxy solicitation process contemplated by the federal securities laws or the SEC’s rules promulgated thereunder.

After the Registration Statement is declared effective and the information statement/prospectus has been delivered to each NuVox stockholder, the Consenting Stockholders, who together hold approximately 65% of NuVox’s outstanding common stock, will deliver written consents to approve the Merger. Upon the Consenting Stockholders’ approval of the Merger, the drag-along provision in the Stockholders’ Agreement will be triggered. This will give rise to the obligations of the Drag-Along Stockholders to consent to the Merger in accordance with the drag-along provision in the Stockholders’ Agreement. Stated differently, the remaining Drag-Along Stockholders (i.e., the stockholders party to the Stockholders’ Agreement that are not Consenting Stockholders) will not be obligated to take any action with respect to the Merger until the Registration Statement is declared effective, the information statement/prospectus is delivered to all NuVox stockholders, and the Consenting Stockholders have delivered their written consents. These remaining Drag-Along Stockholders hold approximately 24% of NuVox’s issued and outstanding common stock.

When the above-described events occur, holders of approximately 89% of NuVox’s issued and outstanding common stock will have approved the Merger. For this reason, we believe it is unnecessary that votes or consents be solicited from the remaining 11% of NuVox’s stockholders. To require NuVox to seek the approval of the remainder of its stockholders would place an unjustified burden on the company as such approval is unnecessary in light of the fact that a substantial majority of NuVox’s stockholders will have already approved the Merger. There exists no legal obligation under state or federal law requiring a corporation to seek approval of 100% of its stockholders prior to a business combination transaction and we believe creating such an obligation would result in a significant waste of corporate time, money and resources and would impair, rather than improve, the value of the consideration shareholders will receive upon completion of the Merger.

In relation to the Merger, each of the NuVox stockholders whose consent is not sought (i.e., the remaining 11% of NuVox stockholders not party to either the Consent Agreement or the Stockholders’ Agreement) will have the right to demand appraisal of his or her NuVox common stock pursuant to Section 262 of the Delaware General Corporation Law. The information statement/prospectus, which will be delivered to all NuVox stockholders, provides a detailed discussion of these appraisal rights,

Mr. Larry Spirgel

United States Securities and Exchange Commission

December 22, 2009

explains the process to demand appraisal and includes a copy of Section 262. Thus, while these NuVox stockholders’ consent to the Merger is neither necessary nor requested, they will have an effective legal avenue available to ensure they received fair market value for their shares in the event they believe the consideration offered in the Merger is insufficient.

CONCLUSION

The circumstances underlying the Merger are distinguishable from the factual situation described in C&DI 225.10. For instance, the Consent Agreement does not legally obligate the parties thereto to approve the Merger until after the Registration Statement is declared effective and the information statements/prospectuses are delivered to all NuVox stockholders. In the factual situation described in C&DI 225.10, the Staff objects to situations where a corporation’s stockholders execute a traditional lock-up agreement and deliver written consent prior to registration of shares to be issued in the transaction, resulting in what is essentially the private offer and sale of securities.

Furthermore, NuVox’s stockholders holding approximately 85% of NuVox’s issued and outstanding common stock are parties to the Stockholders’ Agreement and its drag-along provision. The drag-along provision was in place long before the Merger was conceived and is unrelated thereto. These facts distinguish the Merger from the situation described in C&DI 225.10 because the facts described therein do not contemplate the possibility that a corporation and its stockholders have previously entered into an agreement that has drag-along rights similar to those implicated in the Merger. It is the drag-along provision in the Stockholders’ Agreement that makes the solicitation of approval from NuVox remaining stockholders unnecessary. Therefore, we believe requiring any further solicitation on NuVox’s behalf (i.e., to seek approval of 100% of its stockholders) is unreasonable and would be unjustifiably costly and burdensome.

Thank you for your consideration of our response. If you have any questions or require any additional information, please do not hesitate to contact me at 501-748-7900.

Sincerely,

/s/ John P. Fletcher
John P. Fletcher
Executive Vice President and General Counsel

cc:	Scott Hodgdon

Daniel L. Heard

Riley M. Murphy

Mark I. Greene